UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	News Release Dated December 28, 2009

Exhibit 99.1

For Immediate Release	December 28, 2009
TSX: CTQ
NYSE AMEX: ETQ

CRCC-TONGGUAN INVESTMENT CO., LTD. TO ACQUIRE
CORRIENTE RESOURCES INC. FOR C$679 MILLION IN CASH

VANCOUVER, BRITISH COLUMBIA, December 28, 2009 – Corriente Resources Inc. ("Corriente" or the "Company") is pleased to announce that it has signed a definitive agreement (the "Support Agreement") with CRCC-Tongguan Investment Co., Ltd. (the "Offeror"), Tongling Nonferrous Metals Group Holdings Co., Ltd. ("Tongling") and China Railway Construction Corporation Limited ("CRCC"), under which the Offeror has agreed to make an offer to acquire all of the Company’s outstanding shares (the "Offer") for C$8.60 per share in cash. The Offeror is jointly owned by Tongling and CRCC. This transaction is the culmination of a comprehensive review of strategic alternatives to maximize shareholder value conducted by Corriente and its financial advisors, Citi and Canaccord over the past two years.

The Offer values Corriente at approximately C$679 million on a fully diluted basis and represents a 27% premium to Corriente’s average trading price for the 30 trading days prior to and including December 24, 2009.

The transaction is to be effected by way of a take-over bid. Full details of the Offer will be included in a formal offer and take-over bid circular, which is expected to be mailed to shareholders by February 1, 2010. The Offer will be open for acceptance for a period of not less than 35 days. The take-over bid circular will be accompanied by the Company’s directors’ circular, which will provide shareholders of the Company with, among other things, the rationale for the unanimous recommendation of Corriente’s Board of Directors that shareholders accept the Offer.

The Offer is subject to a number of conditions, including: absence of material adverse changes, a minimum tender condition of 66 2/3% having been met, and receipt of regulatory approvals (including required Chinese government approvals).

The Board of Directors of Corriente has unanimously determined that the Offer is fair to Corriente’s shareholders and is in the best interests of the Company and its shareholders. The Board of Directors recommends that shareholders tender to the Offer. Corriente’s Board of Directors has received an opinion from the Board’s independent financial advisor, CIBC World Markets Inc., that the consideration offered to the shareholders of Corriente pursuant to the Offer is fair, from a financial point of view, to such shareholders. All officers and directors of Corriente, who collectively hold approximately 12% of the Company’s shares outstanding on a fully diluted basis, have entered into lock-up agreements with the Offeror, under which they have agreed to tender their shares to the Offer and that they will not support any rival offer unless it represents a superior proposal as determined by the Board of Directors. In the event that the transaction is not completed, under certain circumstances, Corriente has agreed to pay the Offeror a termination fee of C$20 million. The Support Agreement contains, among other things, non-solicitation covenants subject to customary "fiduciary out" provisions entitling Corriente to consider and accept an unsolicited superior proposal and the right on the part of the Offeror to match any such proposal.

Commented Ken Shannon CEO of Corriente, "We are pleased to have reached an agreement with CRCC-Tongguan, who is committed to bringing their vision of responsible mining development to Ecuador. The Mirador and Panantza – San Carlos copper projects will require large scale capital investment by CRCC-Tongguan to unlock the infrastructure development, social benefits and jobs that will flow to the people of Ecuador. We are excited on behalf of our supporters in the nearby communities who can look forward to the leadership of an experienced and capable group at CRCC-Tongguan, supported by our dedicated local team."

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Citigroup Global Markets Inc. and Canaccord Financial Ltd. are acting as the financial advisors to Corriente, Bull, Housser & Tupper LLP is acting as legal counsel to Corriente and Blake Cassels as legal counsel to the Board of Directors. CIBC World Markets is acting as the independent financial advisor to Corriente’s Board of Directors. BNP Paribas Capital (Asia Pacific) Limited and Macquarie Capital Advisers are acting as financial advisors and Davies Ward Phillips & Vineberg LLP is acting as legal counsel to Tongling, CRCC and the Offeror.

ABOUT TONGLING, CRCC AND THE OFFEROR

CRCC-Tongguan Investment Co., Ltd. is owned jointly by Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited.

Tongling

Tongling is a state holding enterprise and an integrated mega-size PRC mining conglomerate, primarily engaged in copper mining, mineral processing, smelting & refining and copper products processing, as well as trade, scientific research and design, machine building, construction & installation, shaft & drift construction and other businesses. In 2008, Tongling was ranked No.2 in China and No.6 in the world in terms of copper cathode production. One of Tongling's subsidiaries, listed on the Shenzhen Stock Exchange, has a current market capitalization of over US$4 billion.

CRCC

CRCC is one of the largest integrated construction enterprises in China and in the world. The activities of CRCC comprise construction, survey, design and consultancy, manufacturing, logistics and goods and materials trade, capital investment operations and real estate development, among other things. It has established a leading position in plateau railways, high-speed railways, highways, bridges, tunnels and metropolitan railway engineering design and construction fields in the industry. In China, CRCC businesses cover the 31 provinces, autonomous regions, municipalities, the Hong Kong and Macau Special Administrative Regions, as well as over 60 foreign countries and regions in the world. CRCC was listed among the Fortune Global 500 companies, ranking No.252 in 2009, and was included among the Top 225 Global Contractors, ranking No.4 in 2009. The shares of CRCC are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, with a current market capitalization of over US$16 billion.

CRCC-Tongguan

CRCC-Tongguan, incorporated in China on December 10, 2009, is jointly owned by CRCC and Tongling. This is the first strategic partnership ever set up between CRCC and Tongling to jointly develop their global mining initiatives. Its businesses comprise mining investment, technical services of mine development, logistics, trade of mineral products, machinery and equipment, among others.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding the structure and timing of the proposed transaction. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, the risk that any condition to the purchasers’ obligations under the Support Agreement will not be met or that the acquisition of the Company’s shares will not be completed for any other reason. Although these forward-looking statements are based on the expectations of management as of the date of this news release, we cannot guarantee future results, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: December 28, 2009
By:	/s/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer